Filed by Lakeshore Acquisition I Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lakeshore Acquisition I Corp.

Commission File No. 001-40474

ProSomnus® Sleep Technologies Announces Signing of Definitive Agreements for $30 Million of Convertible Notes

Financing will support Company’s pending business combination and fund strategic growth initiatives

San Francisco, Calif. – August 26, 2022 – ProSomnus Sleep Technologies (“ProSomnus”), the leader in patient-preferred medical devices for the treatment of Obstructive Sleep Apnea (OSA), today announced the execution of definitive agreements with institutional investors led by funds affiliated with or managed by Cohanzick Management, LLC and CrossingBridge Advisors, LLC. The financing will support the previously announced, pending merger of ProSomnus and Lakeshore Acquisition I Corp. (“Lakeshore”). The closing of the convertible notes financing is conditioned upon, among other things, the closing of the business combination prior to December 10, 2022. The notes will be issued by the combined company. The combined company is expected to change its name to ProSomnus, Inc. and its class A common stock is expected to be traded on the Nasdaq Capital Market under the symbol “OSA”.

“The financing is an important step toward closing our business combination with Lakeshore. Together with Lakeshore’s remaining cash in trust, this facility will materially strengthen ProSomnus’s balance sheet as we begin life as a public company later this year,” said Len Liptak, ProSomnus’s Chief Executive Officer. “Taking ProSomnus public is about accessing the resources needed to execute our multi-pronged, strategic growth plan. This facility will be a key component in our ability to drive growth and raise awareness of the value ProSomnus devices bring to patients, physicians and Dental Sleep Medicine providers seeking a more effective treatment for what is a dangerous and highly prevalent disease.”

“We believe ProSomnus is at the forefront of treatment for OSA and anticipate rapid but disciplined growth in the future,” said David Sherman on behalf of the lenders. “We expect ProSomnus devices will deliver significant value-added features that offer improved comfort, efficacy, and other advantages over other intraoral devices and CPAP to users at the highest standard of care. Those competitive advantages will be complemented by the launch of ProSomnus’s next-generation device, which will feature integrated remote monitoring capabilities that will be an important tool for healthcare providers treating OSA patients. We look forward to supporting the company in the coming years.”

Projected Use of Proceeds

As a key component of the pending business combination with Lakeshore, ProSomnus, Inc. intends to use a portion of the proceeds of the facility to fund multiple strategic growth initiatives, many of which are already underway. Among these is the continued growth of the sales team, which will be charged with enhancing ProSomnus’ footprint not only in the core US market, but also expand the Company’s presence outside of the US. The Company also plans to complete the development of its next-generation Oral Appliance Therapy, which features embedded sensors allowing sleep physicians to monitor their patients during the critical night hours. Other initiatives will include investments in next-gen manufacturing techniques, as well as efforts to raise public awareness of OSA and the value-added features of the ProSomnus Oral Appliance Therapy devices.

Key Transaction Terms

The debt being issued to various institutional parties consists of $30 million of debt comprised of two tranches: $15 million of senior secured convertible notes and $15 million of junior secured convertible notes with maturities of 36 months and 40 months, respectively. Post issuance, within 12 months, the debt will be DTC eligible for secondary trading. Neither note has scheduled amortization. The senior debt has an initial conversion price of $13.00, to be reset at 5% premium to market price six and twelve months after closing, subject to a floor. The subordinated debt has an initial conversion price of $11.50, to be reset to a 5% premium to the market price six and twelve months after close and subject to a floor.

Craig-Hallum Capital Group and Roth Capital Partners are acting as joint placement agents on the PIPE. Craig-Hallum Capital Group is acting as M&A advisor to Lakeshore. Solomon Partners and Gordon Pointe Capital, LLC are acting as financial advisors to ProSomnus.

Company Overview

ProSomnus is a pioneer of precision, mass-customized Oral Appliance Therapy devices to treat Obstructive Sleep Apnea. Precision Oral Appliance Therapy is a new option for treating Obstructive Sleep Apnea, where each ProSomnus device is highly personalized and digitally manufactured to match the anatomy and treatment plan for each patient. A growing number of scientific reports indicate ProSomnus devices as the most effective treatment for mild to moderate Obstructive Sleep Apnea. ProSomnus devices are the only Oral Appliance Therapy devices to demonstrate efficacy on par with CPAP for mild to moderate Obstructive Sleep Apnea and adherence that exceeds the recommended seven hours of sleep per night. Additionally, clinical investigations have shown a mitigation of common dental side effects, better economics for payers and providers, and patient preference over predicate devices.

With more than 150,000 devices prescribed, patients report that ProSomnus’s patented devices are more comfortable, easier to use and less invasive than CPAP therapy and traditional oral appliance therapy devices. ProSomnus devices cost approximately 2.3 times less than CPAP over a three-year period and an estimated 20 times less than hypoglossal nerve stimulation. ProSomnus devices are authorized by the Department of Defense and the U.S. Army.

Obstructive Sleep Apnea is the recurring collapse of the airway during sleep, resulting in oxygen shortages and abrupt awakenings accompanied by gasping or choking. In addition to daytime sleepiness, Obstructive Sleep Apnea is associated with serious comorbidities, including heart failure, stroke, hypertension, morbid obesity and type 2 diabetes. Patients with untreated Obstructive Sleep Apnea are 23 times more likely to suffer a heart attack and four times more likely to have a stroke. It is estimated that approximately one billion people worldwide and over 74 million people in North America suffer from Obstructive Sleep Apnea. Approximately 56 million of those 74 million people in North America are undiagnosed.

About Lakeshore Acquisition I Corp.

Lakeshore Acquisition I Corp. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Important Information About the Proposed Business Combination and Where to Find It

This press release relates to a proposed business combination between Lakeshore and ProSomnus. A full description of the terms of the business combination has and will be provided in a Registration Statement on Form S-4 and proxy statement to be filed with the SEC by Lakeshore. The proxy statement will be mailed to Lakeshore’s shareholders as of a record date to be established for voting at the shareholders’ meeting relating to the proposed transactions. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lakeshore’s shareholders and other interested persons are advised to read, when available, the Registration Statement on Form S-4 and proxy statement and the amendments thereto and other documents filed in connection with the proposed business combination, as these materials will contain important information about ProSomnus, Lakeshore and the proposed business combination. The Registration Statement on Form S-4 and the proxy statement and other documents filed with the SEC, once available, may be obtained without charge at the SEC’s website at www.sec.gov, or by directing a written request to Lakeshore Acquisition I Corp., 667 Madison Avenue, New York, NY 10065.

Participants in the Solicitation

Lakeshore, certain shareholders of Lakeshore, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Lakeshore’s shareholders with respect to the proposed business combination. A list of the names of Lakeshore’s directors and executive officers and a description of their interests in Lakeshore is contained in Lakeshore’s registration statement on Form S-1, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to Lakeshore Acquisition I Corp., 667 Madison Avenue, New York, NY 10065. Additional information regarding the interests of such participants will be contained in the Registration Statement on Form S-4 and proxy statement for the proposed business combination when available. ProSomnus and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Lakeshore in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement for the proposed business combination when available.

Forward-looking Statements

Except for historical information contained herein, this press release contains certain “forward-looking statements” within the meaning of the federal U.S. securities laws with respect to the proposed business combination between Lakeshore and ProSomnus, the benefits of the transaction, the amount of cash the transaction will provide ProSomnus, the anticipated timing of the transaction, the services and markets of ProSomnus, our expectations regarding future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities, future plans and intentions, results, level of activities, performance, goals or achievements or other future events. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” “expect,” “may,” “could,” “will,” “potential,” “intend,” “estimate,” “should,” “plan,” “predict,” or the negative or other variations of such statements, reflect our management’s current beliefs and assumptions and are based on the information currently available to our management. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Lakeshore’s securities; (ii) the risk that the transaction may not be completed by Lakeshore’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Lakeshore; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the business combination agreement by the stockholders of Lakeshore, the satisfaction of the minimum cash amount following any redemptions by Lakeshore’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on ProSomnus’s business relationships, operating results and business generally; (vii) risks that the proposed transaction disrupts current plans and operations of ProSomnus; (viii) the outcome of any legal proceedings that may be instituted against ProSomnus or Lakeshore related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Lakeshore’s securities on a national securities exchange; (x) changes in the competitive industries in which ProSomnus operates, variations in operating performance across competitors, changes in laws and regulations affecting ProSomnus’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xii) the risk of downturns in the market and ProSomnus’s industry including, but not limited to, as a result of the COVID-19 pandemic; (xiii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (xiv) the inability to complete its debt financing; and (xv) risks and uncertainties related to ProSomnus’s business, including, but not limited to, risks relating to the uncertainty of the projected financial information with respect to ProSomnus; risks related to ProSomnus’s limited operating history, the roll-out of ProSomnus’s business and the timing of expected business milestones; ProSomnus’s ability to implement its business plan and scale its business, which includes the recruitment of healthcare professionals to prescribe and dentists to deliver ProSomnus oral devices; the understanding and adoption by dentists and other healthcare professionals of ProSomnus oral devices for mild-to-moderate OSA; expectations concerning the effectiveness of OSA treatment using ProSomnus oral devices and the potential for patient relapse after completion of treatment; the potential financial benefits to dentists and other healthcare professionals from treating patients with ProSomnus oral devices and using ProSomnus’s monitoring tools; ProSomnus’s potential profit margin from sales of ProSomnus oral devices; ProSomnus’s ability to properly train dentists in the use of the ProSomnus oral devices and other services it offers in their dental practices; ProSomnus’s ability to formulate, implement and modify as necessary effective sales, marketing, and strategic initiatives to drive revenue growth; ProSomnus’s ability to expand internationally; the viability of ProSomnus’s intellectual property and intellectual property created in the future; acceptance by the marketplace of the products and services that ProSomnus markets; government regulations and ProSomnus’s ability to obtain applicable regulatory approvals and comply with government regulations, including under healthcare laws and the rules and regulations of the U.S. Food and Drug Administration; and the extent of patient reimbursement by medical insurance in the United States and internationally. The foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of proxy statement, when available, and other documents filed by Lakeshore from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and neither ProSomnus nor Lakeshore assume any obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements. Neither Lakeshore nor ProSomnus gives any assurance that either Lakeshore or ProSomnus, or the combined company, will achieve its expectations.

Non-solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or any other matter and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Lakeshore, ProSomnus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Media

Sean Leous

Sean.Leous@westwicke.com

Investors

Mike Cavanaugh

Mike.Cavanaugh@westwicke.com